Sunburst Acquisitions V, Inc.

Room 2305A, 23/F

World-Wide House, 19 Des Voeux Road

Central, Hong Kong

May 11, 2018

VIA EDGAR

Mara L. Ransom

Assistant Director

U.S. Securities and Exchange Commission

Division of Corporate Finance

Office of Consumer Products

100 F Street, N.E.

Mail Stop 4631

Washington, DC 20549

Re:	Sunburst Acquisitions V, Inc. Registration Statement on Form S-1 Filed March 16, 2018 File No. 333-223749

Dear Ms. Ransom,

Sunburst Acquisitions V, Inc. (the “Company”, “Sunburst,” “we”, “us” or “our”) hereby transmits its response to the letter received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated March 22, 2018 regarding our Form S-1 (the “Registration Statement”) previously filed on March 16, 2018. For ease of reference, we have repeated the Commission’s comments in this response and numbered them accordingly. An amended Registration Statement submitted accompanying this Response Letter is referred to as Amendment No. 1.

Amendment No. 1 to Registration Statement

Our preliminary review of your registration statement indicates that it fails in numerous material respects to comply with the requirements of the Securities Act of 1933, the rules and regulations under that Act, and the requirements of the form. In particular, your registration statement fails to include financial statements and related disclosures necessary to comply with Rule 8-08 of Regulation S-X. We will not perform a detailed examination of the registration statement and we will not issue comments. We suggest that you consider filing a substantive amendment to correct the deficiencies.

Response: The Company respectfully advises the Staff that the Company has included financial statements and related disclosures covering the fiscal years ended December 31, 2017 and 2016, which include financial statements and related disclosures necessary to comply with Rule 8-08 of Regulation S-X.

We thank the Staff for its review of the foregoing. If you have further comments, we ask that you forward them by electronic mail to our counsel, Ying Li at yli@htflawyers.com or by telephone at (212) 530-2210.

Very truly yours,

/s/ Terence Ho
Terence Ho Chief Executive Officer

cc:	Ying Li, Esq.
Hunter Taubman Fischer & Li LLC